                                                                    EXHIBIT 99.4

FOR IMMEDIATE RELEASE                          Contact:  Sheryl A. Mull
---------------------                                    Shareholder Relations
                                                                   or
                                                         Edward B. Stephens
                                                         Chief Financial Officer
                                                         (517) 347-1333

                             CADE INDUSTRIES, INC.

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OKEMOS, Michigan (August 7, 1998)--Cade Industries (NASDAQ/NMS:CADE) announced today that its Board of Directors has adopted a Shareholder Rights Plan. The adoption of the Shareholder Rights Plan is not in response to any known effort to acquire control of the Company.

"We believe this Shareholder Rights Plan will serve the best interests of our shareholders if they are confronted with unfair takeover tactics or attempts to acquire control of the Company at an inadequate price," said Richard A. Lund, Chief Executive Officer and President of Cade. "Similar to over 1,700 other companies, Cade has adopted a Shareholder Rights Plan to assure that any acquisition or change in control of the Company would take place under circumstances in which our Board of Directors can secure the best available transaction for all shareholders.

"This plan is not intended to prevent the acquisition of the Company on terms that are in the best interests of all shareholders," Lund continued. "The mere granting of the Rights will not deter any prospective buyer willing to negotiate with our Board of Directors or make any offer for all shares at a fair price."

Under the Shareholder Rights Plan, Cade shareholders of record as of August 7, 1998, will be granted a dividend of one common stock purchase right for each outstanding share of Cade common stock. Subject to the terms of the Shareholder Rights Plan, each Right entitles the registered holder to purchase one share of common stock at an exercise price of $15.00. Until Rights become exercisable, outstanding Cade stock certificates will represent both shares of Cade common stock and Rights. No separate certificate will be issued for the Rights at this time. Rights will trade with the shares of Cade common stock until such time as they might become exercisable.

Rights would become exercisable 10 business days after any person or group has acquired, commenced or announced its intention to commence a tender or exchange offer to acquire 15% or more of Cade common stock.

If Rights become exercisable, holders of each Right, other than the acquiring or adverse person, will have the right, upon payment of the exercise price, to purchase the number of shares of Cade common stock which, at that time, have a market value of two times the exercise price of a Right. If the Rights become exercisable, the Cade Board of Directors may also exchange Rights, other than those held by the acquiring person or adverse person, in whole or in part, at an exchange ratio of one share of Cade common stock per Right.
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At any time after a person or group acquires 15% or more of Cade common stock, if Cade is acquired in a merger or other business combination or 50% or more of its consolidated assets or earning power is sold, Rights holders other than the acquiring person or group will have the right, upon payment of the exercise price, to purchase that number of shares of common stock of the acquiror that have a market value equal to two times the exercise price of a Right.

Rights will expire on August 3, 2008. Details of the Rights distribution are contained in a "Summary of Rights" which will be mailed to all Cade shareholders of record as of August 7, 1998.

Cade designs, develops, manufactures, overhauls and repairs high technology composite components for the aerospace and air transport industries. The Company is also a global leader in the design and manufacture of jet engine test facilities and related ground testing equipment. The Company's operating subsidiaries are located in Lansing, MI; San Diego, CA; Grand Prairie, TX; and Minneapolis, MN.

For more information or to receive a copy of this press release, please call our Company News On-Call at 1-800-758-5804 - extension 075675 or access the information via the Internet at http://www.prnewswire.com. For further information on Cade Industries, Inc., you can access the Company's web site at http://www.cade-industries.com.